SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     2)*
 NAME OF ISSUER:  PROSOFT I-NET SOLUTIONS, INC.
 TITLE OF CLASS OF SECURITIES:  PROSOFT I-NET SOLUTIONS, INC.
                                    CUSIP# 743477101
    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  743477 10 1
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:              1,399,750   SHARES
           (6) SHARED POWER TO VOTE:                    0   SHARES
           (7) SOLE POWER TO DISPOSE:           1,513,244   SHARES
           (8) SHARED POWER TO DISPOSE:                 0   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                 1,513,244   SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   16.7 %
  (12) TYPE OF REPORTING PERSON:  HC
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:        2                                 DATE  DECEMBER 31,1997
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  PROSOFT I-NET SOLUTIONS, INC.
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              2333 NORTH BROADWAY SUITE 300
                              SANTA ANA, CALIFORNIA  92706


ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            PROSOFT I-NET SOLUTIONS, INC.
                        CUSIP# 743477101
                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A
                 COMMON STOCK.
ITEM 2  (E) CUSIP NO:   743477 10 1
ITEM 3    TYPE OF PERSON:  (G) PARENT HOLDING COMPANY
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:      1,513,244       SHARES,
              INCLUDING          0  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS: 16.7
ITEM 4  (C)     (I) SOLE POWER TO VOTE:             1,399,750  SHARES
               (II) SHARED POWER TO VOTE:                   0  SHARES
              (III) SOLE POWER TO DISPOSE:          1,513,244  SHARES
               (IV) SHARED POWER TO DISPOSE:                0  SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   NOT APPLICABLE
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE
RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS
FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS
OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH
PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS
SUCH PERSON IS IDENTIFIED BELOW.
ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
         MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(B) BANK
         J.P. MORGAN INVESTMENT MANAGEMENT, INC. - 3(E) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(E) INVESTMENT ADVISOR
   CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE
  AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES
ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND
 BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT
 HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF
 SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A
 PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.
   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
 COMPLETE AND CORRECT.
                                        KATHLEEN H. TRIPP
                                        VICE PRESIDENT
**PLEASE NOTE, THE INNCORRECT AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (LINE 9) WAS REPORTED IN THE NOVEMBER 30, 1997 13G FILING.**